

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2022

Haim Ratzabi
Chief Financial Officer
Jeffs' Brands Ltd
3 Hanechoshet Street
Tel Aviv, Israel
6971068

> **Re: Jeffs' Brands Ltd**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed June 27, 2022**
> **File No. 333-262835**

Dear Mr. Ratzabi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 7, 2022 letter.

Amendment No. 3 to Registration Statement on Form F-1

Capitalization, page 48

1. We reviewed your revisions related to comment 1. Please tell us your consideration of recording the loan discount as of December 31, 2021 and the difference between the fair value of the related party loans bearing the modified terms and the carrying values of the original loans immediately prior to the modification in your accumulated deficit upon conversion. Refer to IFRS 9.

2. We reviewed your revisions related to comment 3. The balance for total capitalization in the Pro Forma As Adjusted column was not properly totaled. Please clarify or revise.

       You may contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Trade & Services

cc: Angela Gomes